UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mediavest, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26824R 10 9
(CUSIP Number)

Trinad Capital Master Fund, Ltd. 2121 Avenue of the Stars, Suite 2550 Los Angeles, CA 90067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 1of 9 Pages

CUSIP NO. 26824R 10 9	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,400,000
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________
1  On the basis of 16,730,000 shares of Common Stock reported by the Company to be issued and outstanding as of April 16, 2007 in the Company’s latest Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on April 17, 2007.

Page 2of 9 Pages

CUSIP NO. 26824R 10 9	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,400,000
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[2]
14	TYPE OF REPORTING PERSON (See Instructions) PN
_________________
2  On the basis of 16,730,000 shares of Common Stock reported by the Company to be issued and outstanding as of April 16, 2007 in the Company’s latest Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on April 17, 2007.

Page 3 of 9 Pages

CUSIP NO. 26824R 10 9	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,400,000
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN
_________________
3  Jay Wolf and Robert Ellin, as managing members, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, as they share power to vote and dispose of the securities.
Page 4 of 9 Pages

CUSIP NO. 26824R 10 9	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,400,000
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 9,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN
_________________
4  Jay Wolf and Robert Ellin, as managing members, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, as they share power to vote and dispose of the securities.

Page 5 of 9 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Mediavest, Inc., formerly known as eB2B Commerce, Inc. (the “Company”). The principal executive office of the Company is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2. Identity and Background

This statement is being filed jointly by Trinad Capital Master Fund, Ltd. (“Trinad Master”), Trinad Management, LLC (“Trinad Management”), Robert Ellin and Jay Wolf (together, with Trinad Master and Trinad Management, the “Reporting Persons”). 9,300,000 of the shares of Common Stock that are the subject of this Report were previously owned by Trinad Capital, L.P. (“Trinad Capital”), which shares were transferred by Trinad Capital on February 28, 2005 to Trinad Master, an affiliate of Trinad Capital, as part of an internal restructuring of the Trinad entities. Trinad Master is an exempted Cayman Islands Corporation whose principal office is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067, and is a hedge fund dedicated to investing in public entities. Trinad Management (i) is a Delaware limited liability corporation, (ii) is an affiliate of, and provides management services to, Trinad Master, and (iii) has the same business address as Trinad Master. Jay Wolf and Robert Ellin (i) are both United States citizens, (ii) are managing members of each of Trinad Master and Trinad Management, (iii) each have shared power to direct the vote and shared power to direct the disposition of the shares of Common Stock, and (iv) have the same business address as Trinad Master.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 28, 2005, Trinad Capital transferred the 3,720,000 shares of Common Stock that are the subject of a previous Schedule 13D to Trinad Master as part of an internal restructuring of the Trinad entities. On August 3, 2006, the Company authorized a 2.5 to 1 stock split of its Common Stock, at which time the holdings of Trinad Master went from 3,720,000 shares to 9,300,000 shares of Common Stock. The 100,000 shares of Common Stock, not previously reported on a Schedule 13D, are the subject of this Report and are issuable upon the conversion of the Company’s Series A Convertible Preferred Stock (based on the current conversion price of $1.00 per share) which were purchased pursuant to a Series A Convertible Preferred Stock Purchase Agreement, dated October 12, 2006, with Trinad Management (the “Stock Purchase Agreement”) using the working capital of Trinad Management.

Item 4. Purpose of Transaction

The Company entered into the Stock Purchase Agreement to sell the 100,000 shares of Series A Convertible Preferred Stock to Trinad Management for the purpose of raising additional capital to make the Company an attractive vehicle with which to acquire a business. The entry into the Stock Purchase Agreement resulted in an amendment to the Company’s certificate of incorporation on file so as to designate the Series A Convertible Preferred Stock.

Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Trinad Master may be deemed directly to beneficially own an aggregate of 9,300,000 shares of Common Stock, representing approximately 55.3% of the outstanding shares of Common Stock. As of the date hereof, Trinad Management may be deemed directly to beneficially own an aggregate of 100,000 shares of Common Stock, based on the current conversion price of $1.00, issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. Trinad Management is an affiliate of Trinad Master. As a result, each of Trinad  Management and Trinad Master may be deemed indirectly to beneficially own an aggregate of 9,300,000 shares of Common Stock and 100,000 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock assuming a conversion price $1.00 per share, respectively, for an aggregate beneficial ownership of 55.9%.

 As of the date hereof, each of Robert Ellin and Jay Wolf may be deemed indirectly to beneficially own an aggregate of 9,400,000 shares of Common Stock, representing approximately 55.9% of the outstanding shares of Common Stock.

Each of Messrs. Wolf and Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Master and Trinad Management except to the extent of their pecuniary interest and except for (i) the indirect interest of Jay Wolf by virtue of being a member of each of Trinad Master and Trinad Management, and (ii) the indirect interest of Robert Ellin by virtue of being a member of each of Trinad Master and Trinad Management.

 (b) Trinad Master, Trinad Management, Robert Ellin and Jay Wolf have shared voting power over and shared power to dispose of 9,400,000 shares of Common Stock.

 (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof or since the most recent filing on Schedule 13D.

 (d) Not applicable.

 (e) Trinad Capital, L.P. ceased to be a beneficial owner of the Common Stock as of February 28, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Page 7of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007.

TRINAD CAPITAL MASTER FUND, LTD.

/s/ Jay Wolf
By Jay Wolf, Managing Director of Trinad Management, LLC, the General Partner of Trinad Capital Master Fund, Ltd.

TRINAD MANAGEMENT, LLC

/s/ Jay Wolf
By Jay Wolf, Managing Director

/s/ Robert Ellin
Robert Ellin

/s/ Jay Wolf
Jay Wolf

Page 8 of 9 Pages

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 19, 2007

TRINAD CAPITAL MASTER FUND, LTD.

/s/ Jay Wolf
By Jay Wolf, Managing Director of Trinad Management, LLC, the General Partner of Trinad Capital Master Fund, Ltd.

TRINAD MANAGEMENT, LLC

/s/ Jay Wolf
By Jay Wolf, Manager Director

/s/ Robert Ellin
Robert Ellin

/s/ Jay Wolf
Jay Wolf

Page 9 of 9 Pages